UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

7 Temasek Boulevard

Suntec Tower 1, #11-01

Singapore 038987

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 20, 2026, BitFuFu Inc. (the “Company”) issued a press release announcing preliminary unaudited financial results for the fiscal year ended December 31, 2025. These amounts are unaudited and preliminary, are subject to completion of financial closing procedures that could result in changes to the amounts, and do not present all information necessary for an understanding of the Company’s financial condition as of December 31, 2025. A copy of the press release is being furnished as Exhibit 99.1 to this current report on Form 6-K (this "Report").

The information contained in this Report (including Exhibit 99.1) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

INCORPORATION BY REFERENCE

This Report is hereby incorporated by reference in the registration statements of BitFuFu Inc. on Form F-3 (No. 333-278207, No. 333-286356 and No.333-288554) and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	BitFuFu Announces Unaudited 2025 Full-Year Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: March 20, 2026	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chairman of Board of Directors and Chief Executive Officer

2